Exhibit 99.1

Canaan Inc. Awarded Order from New Customer CleanSpark for Avalon A1566I Miners

Contributing to CleanSpark’s Immersion Mining Operations

SINGAPORE, November 1, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that Canaan U.S. Inc., a wholly owned subsidiary of the Company, has entered into a purchase agreement with a new customer, CleanSpark Inc., for its Avalon A1566I miners.

According to the purchase agreement, Canaan U.S. Inc. will provide CleanSpark with 3800 Avalon A1566I Immersion Cooling Miners. The miners, with average compute power of 249 Terahash per second (TH/s) without overclocking, are scheduled to be delivered in the fourth quarter of 2024.

“We are thrilled that CleanSpark has chosen Canaan’s high-performance mining solutions to advance their state-of-the-art immersion facilities. CleanSpark operates one of the industry's highest-performing and most power-efficient mining fleets, led by a skilled team committed to maximizing efficiency and pursuing strategic site acquisitions,” said Mr. Nangeng Zhang, Chairman and CEO of Canaan. “We look forward to seeing our immersion-cooled miners integrated into CleanSpark’s impressive, vertically integrated system.”

“CleanSpark’s choice of Canaan miners highlights the strength of our products and our shared dedication to shaping the future of Bitcoin mining,” Mr. Zhang continued. “Our commitment to supporting the North American mining community is unwavering, and we are excited about the new opportunities this collaboration opens as we expand our regional presence.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com